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                            November 24, 2021

       Andrew Phillips
       Chief Financial Officer
       Helix Acquisition Corp
       200 Clarendon Street
       52nd floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            Form 10-Q for the
Nine Months Ended September 30, 2021
                                                            Filed November 12,
2021
                                                            File No. 001-39630

       Dear Dr. Phillips:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Nine Months Ended September 30, 2021

       Condensed Interim Financial Statements
       Note 2--Revision of Previously Issued Financial Statements, page 8

   1. You disclose in Note 2 that you will present this revision in a prospective manner in all future filings and that
the previously issued Initial Public Offering Balance Sheet and
                                                        Form 10-Q   s will not
be amended. Please address the following:
                                                            Please provide us
with your analysis under Staff Accounting Bulletin Topics 1:M and
                                                            1:N regarding this
revision.
                                                            As part of that
analysis, explain how you determined that retroactive revisions were not appropriate in
this fact pattern.
                                                            Please explain why
you have not yet filed a Form 8-K addressing the requirements of
 Andrew Phillips
Helix Acquisition Corp
November 24, 2021
Page 2
              Item 4.02 of that form.
                Please tell us your consideration that a material weakness in your disclosure controls and procedures and internal control over financial reporting does not exist in light of the revision.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameAndrew Phillips                               Sincerely,
Comapany NameHelix Acquisition Corp
                                                                Division of
Corporation Finance
November 24, 2021 Page 2                                        Office of Life
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FirstName LastName